                                                                      Exhibit 11

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

    SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS PER SHARE OF CLASS A STOCK


THREE MONTHS ENDED MARCH 31,                          2002             2001
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)   (Unaudited)      (Unaudited)
BASIC EPS
   Net (loss) income ......................       $ (6,232)(1)       $    302(1)

   (Loss) Earnings per Class A Share ......       $   (.32)          $    .02

   Shares used in calculation .............         19,277             19,142

DILUTED EPS
   Net (loss) income ......................       $ (6,232)          $    360

   (Loss) Earnings per Class A share ......       $   (.32)          $    .02

   Shares used in calculation:
      Basic ...............................         19,277             19,142
Conversion of Preferred Stock .............             --                762
      Stock Options .......................             --                 19
                                                  --------           --------
        Total .............................         19,277             19,923
                                                  ========           ========

(1) After deduction of accrued preferred stock dividends of $57 and $58, respectively.

(2) In 2002, the conversion of the 6-1/2% Preferred Stock was excluded from the diluted EPS calculation due to the antidilutive effect.


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